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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Internet Initiative Japan Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   J24210-10-6
                               -------------------
                                 (CUSIP Number)

                               September 17, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  J24210-10-6

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1.       Name of Reporting Person
         I.R.S. Identification No. of above persons (entities only).

         Sumitomo Corporation
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [_]
                                                                (b)     [_]
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3.       S.E.C. Use Only


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4.       Citizenship or Place of Organization

         Japan
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Number of Shares     5.   Sole Voting Power         2,107 shares of Common Stock
Beneficially Owned   6.   Shared Voting Power       0 shares
by Each Reporting    7.   Sole Dispositive Power    2,107 shares of Common Stock
Person With          8.   Shared Dispositive Power  0 shares
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,107 shares
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
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11.      Percent of Class Represented by Amount in Row (9)

          5.5%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         CO
--------------------------------------------------------------------------------

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ITEM 1.
         (a)   NAME OF ISSUER

               Internet Initiative Japan Inc. (the "Company")

         (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES OR, IF NONE, RESIDENCE

               Jinbocho Mitsui Bldg.
               1-105, Kanda Jinbo-cho
               Chiyoda-ku, Tokyo 101-0051, Japan

 ITEM 2.
         (a)   NAME OF PERSON FILING

               Sumitomo Corporation ("Sumitomo")

         (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE

               1-8-11 Harumi
               Chuo-ku, Tokyo 104-8610, Japan

         (c)   CITIZENSHIP

               Japan

         (d)   TITLE OF CLASS OF SECURITIES

               Common Stock

         (e)   CUSIP NUMBER

               J24210-10-6

ITEM 3.        Not applicable.

ITEM 4.        OWNERSHIP.

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a)   Amount beneficially owned:     As of September 17,
                                                    2003,Sumitomo beneficially
                                                    owns 2,107 shares of Common
                                                    Stock.

               (b)   Percent of class:     There being 38,360 shares of Common
                                           Stock outstanding (as represented to
                                           Sumitomo by the Company on September
                                           17, 2003), Sumitomo beneficially owns
                                           approximately 5.5% of the outstanding
                                           Common Stock.

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               (c)   Number of shares as to which the person has:

                     (i)   Sole power to vote or to direct the vote:
                           2,107 shares of Common Stock

                     (ii)  Shared power to vote or to direct the vote:
                           0 shares

                     (iii) Sole power to dispose or to direct the disposition
                           of: 2,107 shares of Common Stock

                     (iv) Shared power to dispose or to direct the disposition of: 0 shares

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP
               Not applicable.

ITEM 10.       CERTIFICATION
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    September 19, 2003
                                             --------------------------------
                                                           Date


                                             /s/ Shingo Yoshii
                                             --------------------------------
                                                         Signature


                                             Shingo Yoshii, Executive Officer
                                             --------------------------------
                                                        Name/Title